SEC FILE NUMBER
000-52420

CUSIP NUMBER
N/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Siouxland Ethanol, L.L.C.

Full Name of Registrant
N/A

Former Name if Applicable

1501 Knox Boulevard

Address of Principal Executive Office (Street and Number)
Jackson, NE 68743

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☑
(a)     The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)     The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.(Attach extra sheets if needed.)
Siouxland Ethanol, L.L.C. (the “Company”) has determined that additional time is required to finalize its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008, and the financial statements included therein (the “Form 10-Q”). Despite diligent efforts, work necessary to complete the Form 10-Q could not be finished in sufficient time to permit the filing on the due date of Tuesday, February 17, 2009, without unreasonable effort and expense, due largely to the time needed to complete negotiations with the Company’s principal lender regarding the waiver of certain loan covenants with which the Company did not comply at December 31, 2008.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mark Rolfes	402	632-2676
(Name)	(Area Code)	(Telephone Number)
(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company anticipates reporting gross revenues of approximately $24.5 million and a net loss of $9.7 million for the quarter ended December 31, 2008 as compared to revenues of $27.0 million and net income $6.4 million reported for the quarter ended December 31, 2007. The loss in the first quarter of fiscal 2009 is due to the effects of significant fluctuations in the market prices for ethanol, corn and natural gas that occurred during calendar year 2008, as more fully discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008.

Siouxland Ethanol, L.L.C.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 18, 2009	By:	/s/ Charles Hofland

Charles Hofland, President and Chief
Executive Officer